Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2003	2004	2005	2006	2007
Income from continuing operations before income tax	$132,841	$135,510	$300,576	$413,934	$548,445

Add:
Fixed charges	85,897	74,665	105,077	133,012	174,345
Amortization of capitalized interest	6,779	7,179	3,067	5,142	6,014

Less:
Interest capitalized	6,825	2,598	9,544	13,483	5,671
Equity in (losses) gains of unconsolidated affiliates	—	—	—	—	—
Losses attributable to minority interests	—	—	—	—	—

Earnings as adjusted	$218,692	$214,756	$399,176	$538,605	$723,133

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$64,623	$55,113	$72,470	$89,379	$128,733
Interest capitalized	6,825	2,598	9,544	13,483	5,671
Portion of rent expense representative of interest (30%)	14,449	16,954	23,063	30,150	39,942

Fixed charges	$85,897	$74,665	$105,077	$133,012	$174,346

Ratio of earnings to fixed charges	2.55	2.88	3.80	4.05	4.15